UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2022

Commission File Number: 001-38208

Dragon Victory International Limited

Suite 1508, Central Plaza

18 Harbour Road, Wan Chai, Hong Kong

China

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒     Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Entry into Material Definitive Agreement

On May 10, 2022, Dragon Victory International Limited (the “Company”) entered into an Employee Warrant Issuance Agreement (the “Warrant Agreement”) with Yingjun Zhou (the “Employee”), to further incentivize the Employee’s services to be rendered under and pursuant to an employment contract, dated March 2, 2022, between LSQ Capital Limited, a subsidiary of the Company, and the Employee (the “Employment Contract”).

Pursuant to the Warrant Agreement, the Company agreed to issue warrants to the Employee to purchase an aggregate of 200,000 ordinary shares, par value $0.0001 per share, of the Company (“Ordinary Shares”) (the “Warrants”).

The Warrants will become exercisable once issued, with an exercise price that is the lower of (i) $1.5 per share and (ii) 88% of the lowest daily volume-weighted average price (“VWAP”) of the Ordinary Shares for the 10-trading-day period immediately prior to the exercise of the Warrants, and will expire five years after issuance.

In addition, the Company also agreed that, as soon as practicable, and in no event later than 60 days after the execution of the Warrants pursuant to the Warrant Agreement, the Company shall file with the U.S. Securities and Exchange Commission (the “SEC”) (at the Company’s sole cost and expense) a registration statement (the “Resale Registration Statement”), which Resale Registration Statement shall be on Form F-3, if eligible, registering the resale of the Ordinary Shares issuable upon exercise of the Warrants.

Capitalized terms used but not defined herein have the meanings ascribed to them in the Warrant Agreement and the Employment Contract. Copies of the Warrant Agreement and the Employment Contract are attached hereto as Exhibits 10.1 and 10.2, and are incorporated herein by reference. The foregoing summary of the terms of the Warrant Agreement and the Employment Contract is subject to, and qualified in the entirety by, such documents.

EXHIBIT INDEX

Exhibit No.	Description
10.1	Warrant Agreement dated May 10, 2022 by and between the Company and the Employee
10.2	Employment Contract dated March 2, 2022 by and between LSQ Capital Limited and the Employee (included in Exhibit 10.1)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dragon Victory International Limited

By:	/s/ Limin Liu
Limin Liu
Chief Executive Officer

Date: May 19, 2022

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